Exhibit 99.1

BAYTEX ENERGY CORP.
Annual Meeting of Shareholders
held on May 3, 2018
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the Annual Meeting of holders of common shares of Baytex Energy Corp. ("Baytex") held on May 3, 2018 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of Baytex dated March 19, 2018 (the "Information Circular").
An aggregate of 75,411,115 common shares of Baytex (being 31.88% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.
The vote on each matter was conducted by ballot. The manner in which the ballots were cast in respect of each matter is set out below.

1.
Ordinary resolution to approve the selection of the following ten nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
Mark R. Bly	52,099,407	96.64	1,812,965	3.36
James L. Bowzer	50,938,008	94.48	2,974,364	5.52
Raymond T. Chan	44,771,766	83.05	9,140,606	16.95
Edward Chwyl	50,642,202	93.93	3,270,170	6.07
Trudy M. Curran	52,056,705	96.56	1,855,667	3.44
Naveen Dargan	51,108,872	94.80	2,803,500	5.20
Edward D. LaFehr	52,174,357	96.78	1,738,015	3.22
Gregory K. Melchin	51,757,811	96.00	2,154,561	4.00
Mary Ellen Peters	52,004,992	96.46	1,907,380	3.54
Dale O. Shwed	44,802,312	83.10	9,110,060	16.90

2.
Ordinary resolution to approve the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
73,770,243	97.90	1,581,270	2.10

3.	Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Against
#	%	#	%
40,640,004	75.38	13,273,166	24.62

2